PURCHASE POINT MEDIA CORP.
6950 Central Highway
Pennsauken, NJ 08109

April 17, 2008

Securities and Exchange Commission
Washington, D.C. 20549

RE:         Purchase Point Media Corp.
SEC Comment Letter dated January 24, 2008
Preliminary Information Statement on Schedule 14C
File No. 000-25385

Dear Sir/Madam:

We are submitting herein the responses of Purchase Point Media Corp. (the “Company”) to the comments set forth in your comment letter dated January 24, 2008 on the captioned filing under the Securities Exchange Act of 1934, as amended.

Simultaneously with the filing of this correspondence, the Company has filed an amended Preliminary Information Statement on Schedule 14C (the “Amended Preliminary Information Statement”).  The Amended Preliminary Information Statement covers two proposed amendments to the Company’s Articles of Incorporation: (l) the change of the Company’s name to Power Sports Factory, Inc., and (2) the 1-for-20 reverse split of the Company’s outstanding shares of Common Stock (the “Reverse Split”).

Preliminary Information Statement

1. Spin-Off of Last Word Subsidiary. As previously stated, under Staff Legal Bulletin No. 4, the spin-off of the shares of the Last Word subsidiary would not comply with the condition in paragraph 4A, since use of the May 2, 2007 record date would result in the distribution of shares of the Last Word subsidiary not being distributed pro-rata to the Company’s stockholders at the estimated time of the distribution later this year. As stated in Staff Legal Bulletin No. 4: “If a spin-off is not pro rata, the shareholders’ relative interests change and some shareholders give up value for the spun-off shares.  Ordinarily, Securities Act registration would be required if a spin-off is not pro rata.” This is to confirm that the Company’s Last Word subsidiary will file a Registration Statement under the Securities Act of 1933 with respect to this proposed distribution.

2. Inclusion of Additional Information in Proxy Statement Required by Schedule 14C. The Amended Preliminary Information Statement under the captions discloses the information required by Item 14(c)(2):

1) The MD&A discusses for the two fiscal years of the Company’s consolidated audited financials and includes a section on “Quantitative and Qualitative Disclosures About Market Risk” on p. 21. Also included are: a “Selected Financial Data” section summarizing consolidated results for the Company’s last two fiscal years [page 19]; “Market for Common Stock” [p. 15]; “Certain Relationships and Related Transactions” [p. 18]; “Properties” and “Legal Proceedings” [p. 14]; and “Management” [p. 16].

2) A detailed description of background of the transaction as per Item 14(c)(7), including a description of the negotiations, transactions, or material contacts in last two years between PPMC and PSF concerning the acquisition, election of directors, and sale or transfer of a material amount of assets of the subject company is included under the captions “Background of the Transaction” [p. 5] and “Rationale of Our Board of Directors for the Acquisition of PSF and the Reverse Split” [p. 6].

3)           Any present or proposed material agreement, arrangement, understanding or relationship between PPMC or any of its officers, directors, controlling persons or subsidiaries and PSF or any of its executive officers, directors, controlling persons or subsidiaries are disclosed in the description of the transaction under the captions “Background of the Transaction” [p. 5], “Principal Shareholders and Security Ownership of Management” [p. 4], and “Certain Relationships and Related Transactions [p. 18].

3.  Amtel and Folsom Family Holdings. The Amended Preliminary Information Statement provides the additional information requested concerning the ownership of Amtel and Folsom Family Holdings and the natural persons who exercise the voting and/or dispositive power over the shares to the best of the knowledge of the Company [footnotes 2 and 3, p. 4].

4.  Reasons for the Reverse Split. How the Reverse Split relates to acquisition of PSF is discussed in detail under the caption “Rationale of Our Board of Directors for the Acquisition of PSF and the Reverse Split” [p. 6].

The undersigned Steven A. Kempenich, the Chief Executive Officer of the Company, is primarily responsible for the accuracy and adequacy of the disclosure in the Company’s filings with the Securities and Exchange Commission.

I acknowledge that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I am also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filings or in response to your comments on our filings.

Sincerely,

/s/ Steven A. Kempenich
Steven A. Kempenich
Chief Executive Officer
Purchase Point Media Corp.